801 California Street Mountain View, CA 94041	650.988.8500 Fenwick.com

Amanda L. Rose arose@fenwick.com | 206.389.4553

August 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Gary Newberry
Angela Connell
Ada D. Sarmento
Laura Crotty

Re:	DiCE Molecules Holdings, LLC
Draft Registration Statement on Form S-1
Submitted July 2, 2021
CIK No. 0001645569

Ladies and Gentlemen:

We are submitting this letter on behalf of DiCE Molecules Holdings, LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 29, 2021 (the “Letter”), regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001645569) confidentially submitted by the Company to the Commission on July 2, 2021 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 2 (“Draft No. 2”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures. Capital terms used and not otherwise defined herein have the same meanings as specified in the Draft Registration Statement.

Draft Registration Statement on Form S-1 Overview, page 1

1.

Please revise your pipeline table to combine the lead optimization column with the research column. A textual discussion of the program is a more appropriate place to make distinctions regarding different segments within a particular phase. Please also remove the portion of the table entitled “Discovery Programs”, as these additional targets do not appear material to the company at this time.

U.S. Securities and Exchange Commission

August 6, 2021

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 120 of Draft No. 2.

2.	Please remove the statement on page 2 comparing S011806’s potency to that of COSENTYX as it is not appropriate disclosure for the Summary where full and proper context is not provided.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 99 and 117 of Draft No. 2 to clarify that the statements are based on the Company’s preclinical head-to-head studies comparing the inhibition profile of S011806 to COSENTYX.

Prospectus Summary, page 1

3.

We note several comparisons to certain approved therapies in the Summary and in the Business section. If you have not conducted head-to-head trials, please revise your disclosure to clearly state this fact and disclose why you believe these comparisons are appropriate. If you provide disclosure regarding results from other trials, expand your disclosure to provide the other information regarding these trials that would help an investor make a meaningful comparison and understand the supporting trials and any limitations and qualifications associated with such trials (e.g., number of patients and whether any patients dropped out of the trial or were otherwise excluded and the reasons, patient population, dosage, how the baseline was measured in each study, the phase of the trial, serious adverse events, etc.).

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 5, 99, 117, 120, 126, 128, 130 and 133.

Our Oral Therapeutic Candidates Targeting IL-17 for Immunology Indications, page 4

4.

We note your disclosure in this section that you intend to advance two candidates into IND-enabling studies and to “rapidly” progress another candidate into clinical trials. We also note your disclosure on page 6 and in the Business section that you intend to rapidly advance S011806 through clinical development, rapidly advance your selective a4ß7 and a aVßX integrin antagonists into the clinic and rapidly advance other potential product candidates. Please revise this disclosure to remove any implication that you will be successful in advancing your product candidates in a rapid or accelerated manner as such statements are speculative.

U.S. Securities and Exchange Commission

August 6, 2021

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 6, 117, 121, 122, 126, 130 and 135 of Draft No. 2 to remove such descriptions regarding the timing of the Company’s future clinical development.

Our Team and Investors, page 6

5.

We note that you identify certain entities as investors in your company here and on page 120. However, certain of these entities do not appear to be among your principal stockholders as disclosed on page 171. If material, please expand your disclosure to describe the nature of each such entity’s investment in you and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company.

The Company acknowledges the Staff’s comment and advises the Staff that its disclosure on page 6 of Draft No. 2 is intended to illustrate the Company’s corporate history and the nature of the life science investors that have invested in the Company in the past. The Company confirms that not all of the investors listed are among the company’s principal stockholders required to be listed pursuant to Item 403 of Regulation S-K, nor does the Company view the list of such investors to be material. However, the Company believes that its disclosure is customary in offerings for early-stage life science companies and provides useful information about the composition of its current stockholder base. The Company further advises the Staff that its list on page 6 of Draft No. 2 is provided in order of the size of the respective investments by such investors to date, and does not exclude or favor any individual investment firm.

Market and Industry Data, page 90

6.

We note your statement that industry publications and other reports that you have obtained from independent third parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. You also caution potential investors not to give “undue weight” to such estimates or projections. These statements appear to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

U.S. Securities and Exchange Commission

August 6, 2021

In response to the Staff’s comment, the Company has revised its disclosure on page 90 of Draft No. 2.

Business, page 114

7.

We note statements in this section regarding the performance of your product candidates. For example, we note statements that you have shown comparable potency of S011806 to that of COSENTYX, that the selectivity profile demonstrated by S011806 is generally consistent with COSENTYX and TALTZ, that you anticipate observing potential clinical activity within two to four weeks following the initial dosing of S011806 based on the reported onset of clinical efficacy of COSENTYX, and similar statements. Please revise all performance claims so that the basis for each statement is clear. Safety and efficacy determinations are the exclusive authority of the FDA or comparable foreign regulators. You may provide a summary of the data that you used to draw these conclusions, but not the conclusions or predictions that the product candidates are or will be safe or effective.

In response to the Staff’s comment, the Company has revised its disclosure on pages 117, 120, 121, 131, 134, 135 and 138 of Draft No. 2.

Sanofi License and Collaboration Agreement, page 139

8.	Please revise your disclosure regarding the tiered royalties to be received by the company under the Sanofi license agreement to discuss how the royalty rate will be determined in each instance.

In response to the Staff’s comment, the Company has revised its disclosure on page 142 of Draft No. 2.

Intellectual Property, page 140

9.	With respect to the patent applications for your IL-17 program, please revise to disclose the type of patent protection such as composition of matter, use or process.

In response to the Staff’s comment, the Company has revised its disclosure on page 142 of Draft No. 2.

U.S. Securities and Exchange Commission

August 6, 2021

Principal Stockholders, page 170

10.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by the entities affiliated with Sands Capital Private Growth.

In response to the Staff’s comment, the Company has revised its disclosure on page 173 of Draft No. 2.

Description of Capital Stock, page 172

11.

We note that you refer shareholders to, in part, the applicable provisions of the Delaware law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 174 of Draft No. 2.

General

12.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that it has, under separate cover, supplementally provided all such written communications presented to date. To the extent that any additional such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

Should the Staff have additional questions or comments regarding the forgoing, please do not hesitate to contact me at (650) 335-7292, or in my absence, Amanda Rose at (206) 389-4553.

U.S. Securities and Exchange Commission

August 6, 2021

Sincerely,

FENWICK & WEST LLP

/s/Fenwick & West LLP

Amanda L. Rose

cc	J. Kevin Judice, Ph.D., Chief Executive Officer
Scott Robertson, Chief Financial Officer
DiCE Molecules Holdings, LLC

Matthew S. Rossiter, Esq.
Robert A. Freedman, Esq.
Fenwick & West LLP

Charles S. Kim, Esq.
Christina T. Roupas, Esq.
Kristin VanderPas, Esq.
Courtney Tygesson, Esq.
Cooley LLP